Nevada Chemicals, Inc.



August 15, 2005

Ms. Nili Shah
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Nevada Chemicals, Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 18, 2005
         File No. 0-10634

Dear Ms. Shah:

         Nevada Chemicals, Inc. (the "Company") has received your comment letter dated August 2, 2005, and we respectfully submit our responses to the comments.

                 Form 10-K for the Year Ended December 31, 2004

Financial Statements
--------------------

Note 7. Income Taxes, page F-13
-------------------------------

         1. We have reviewed your response to prior comment 1 in our letter dated June 22, 2005. Please confirm in writing our discussions conducted on July 29, 2005 regarding the timing and nature of information related to the ongoing audits, as well as the uncertainties communicated to you by the IRS with respect to the realization of your foreign tax credits. Please also confirm our discussions as to why you expect to realize a portion of the deferred tax asset associated with your foreign tax credits in 2005 and how this portion differs from the remainder for which you maintain a full valuation allowance.

         Company Response: On July 29, 2005, Dennis P. Gauger, Chief Financial Officer of the Company, Mark Erickson, audit engagement partner from Tanner LC, and Nili Shah and Jenn Do from the Division of Corporation Finance of the Securities and Exchange Commission conducted a telephone conference and discussed the timing and nature of the circumstances related to the ongoing audits of the Company's corporate income tax returns by the Canada Customs and Revenue Agency ("CCRA") and the United States Internal Revenue Service ("IRS"). The following summarized the information provided to the staff:

  Nevada Chemicals, Inc. 9149 South Monroe Plaza Way, Suite B, Sandy, UT 84070
                       (801) 984-0228 Fax (801) 984-0231

         The Company's corporate income tax returns filed in Canada for the years ended December 31, 1995 through 2001 are under audit by CCRA. This audit has been ongoing for the past four to five years without final resolution. The first phase of the audit has been completed, and the Company has been assessed additional income taxes based on positions taken by CCRA on certain matters that differ from positions taken by the Company.

         The Company, based on consultation with its professional tax advisors in Canada, believes that, in most instances, the facts and circumstances support the positions taken by the Company, and has filed with CCRA formal notices of objection for each year under audit, and has requested that the audit be moved to the appeals level. The timing of the commencement and ultimate completion of the appeals process is currently uncertain.

         The Company believes the amounts that it has accrued and included in its consolidated financial statements under accounts payable and accrued expenses at December 31, 2004 and at June 30, 2005 will be adequate for the resolution of the audit by CCRA. However, there can be no assurance that such costs will not ultimately exceed the current estimate. During 2005, to the date of this letter, the Company has made payments to CCRA totaling $562,000 related to the audit assessments.

         The Company elected to claim foreign tax credits on its United States income tax returns based on the Canadian income tax amounts accrued for resolution of the audit by CCRA. Deferred tax assets relating to carryforward amounts of these credits were estimated and disclosed in the notes to the Company's consolidated financial statements. Of the foreign tax credit carryforwards of $1,273,000 reported at December 31, 2004, all of which relate to Canadian income tax amounts accrued for resolution of the audit by CCRA, $294,000 were scheduled to expire this year and $979,000 were scheduled to expire in 2006. Due to uncertainties surrounding the realization of these foreign tax credits, including the final results of the audit by CCRA, resolution of the ability of the Company to claim the accrued obligations as foreign tax credits (see the discussion of the IRS audit below), and the expiration dates of the credit carryforwards, the Company was unable to conclude that the realization of the deferred tax assets met the "more likely than not" criterion in paragraph 17.e of SFAS No. 109. Therefore, through June 30, 2005, the Company recorded a valuation allowance equal to 100% of the deferred tax assets resulting from foreign tax credits.

         During 2005, the IRS commenced an audit of the United States corporate income tax returns of the Company for the years ended December 31, 2001 through 2003. These audits have not been completed as of the date of this letter; however, discussions with the IRS indicate that foreign tax credit carryforwards reported on these returns relating to Canadian income tax amounts accrued for resolution of the audit by CCRA may not be allowed by the IRS until the payments are actually made to CCRA.

         As discussed above, the Company has paid $562,000 to CCRA during 2005. As a result of these payments, the Company realized a portion of the deferred tax asset sufficient to offset all United States federal income taxes for the three months and six months ended June 30, 2005. During the remainder of 2005 and subsequent periods, the Company will realize further portions of the deferred tax asset associated with the foreign tax credit carryforwards to the extent that it makes payments to CCRA, or in the event the IRS agrees with the Company's position on the use of accrued foreign tax credit carryforwards. Until such time, the Company intends to continue to maintain a valuation allowance against the deferred tax assets.

Cyanco Company Financial Statements

Note 2. Acquisition, page 7
---------------------------

2. We have reviewed your response to prior comment 3 in our letter dated June 22, 2005. We have the following comments:

         o We note, in your response, that a significant customer notified you in January 2005 that it may not extend its supply contract with Cyanco beyond 2005. However, in your discounted cash flow analysis, you assumed that Cyanco would supply a portion of the customer's product through 2006. Please confirm in writing our discussion conducted on July 29, 2005 regarding the nature and timing of the communications with this customer, as well as the reasons for your assumption at December 31, 2004 and March 31, 2005 that this customer would continue some sourcing of Cyanco product into 2006, until you received notice to the contrary in June 2005. As part of your response, please confirm our discussion regarding the timing and implication of the closure of one of your competitor's raw material sources on your discounted cash flow analysis in measuring the fair value of the customer related intangible at December 31, 2004 and March 31, 2005.

         o In future filings, please revise your proposed disclosure to indicate the reasons for your belief in January 2005 that the customer would buy a portion of Cyanco product through the end of 2006. Please show us what these disclosures will look like.

         o Please be advised that the change from using the straight-line amortization method to units-of production amortization method is a change in accounting principle, not a change in estimate. See paragraph 9 of APB 20. In future filings, please ensure that you comply with the disclosure requirements in paragraphs 17 and 19 of APB 20 related to your change in principle. If the impact is material, please also include a preferability letter as Exhibit 18, pursuant to Item 601 of Regulation S-K.

         o In future filings, disclose in MD&A the impact that the loss of this customer will have on your equity in earnings and net income for 2005.

         Company Response - In January 2005, Cyanco became aware that a significant customer was having discussions with a competitor of Cyanco regarding the purchase of sodium cyanide and might not extend its product supply contract with Cyanco for 100% of its requirements beyond December 31, 2005, the end of the current supply contract. Prior projections and impairment analysis prepared through the quarter ended September 30, 2004 had assumed the contract would be renewed for an additional three years, and that Cyanco would continue to supply 100 % of this customer's requirements through 2008.

         Cyanco completed an impairment analysis of its intangible assets as of December 31, 2004 using projected discounted cash flows from the acquired customer relationships, with factors adjusted for these events of January 2005 and assuming Cyanco would supply a portion of the customer's product through 2008. The result was an impairment loss recorded by Cyanco in the fourth quarter of 2004 of $1,100,000. The Company's share of the impairment loss reduced the Company's equity in earnings of joint venture by $550,000 in the fourth quarter and year ended December 31, 2004.

         The reasons that Cyanco assumed it would supply a portion of the customer's product through 2008 included the following:

         o Discussions with the customer regarding renewal of the contract beyond 2005 for all or part of its supply needs, primarily conducted by the sales and marketing manager of Cyanco with local personnel of the customer, were ongoing from January into June 2005.

         o In early 2005, the Texas-based facility that supplied a significant portion of the competitor's product announced a temporary shut down of the facility. Subsequently, the facility announced that it would terminate all supply contracts for sodium cyanide. Cyanco believed that the termination of this source of product to the competitor could have a material negative impact on the competitor's ability to supply product to its Nevada customers in 2005 and subsequent years and would raise customer concerns about the ability of the competitor to fully supply the customer's sodium cyanide requirements. As a result, the impairment analysis of Cyanco's intangible assets as of December 31, 2004 reasonably assumed that the customer would continue to purchase some product after 2005 from Cyanco (the impairment analysis at December 31, 2004 assumed 50% of the customer's needs) to ensure that sufficient product would be available.

         Cyanco was not aware of any negative changes to the assumptions underlying the December 31, 2004 impairment analysis until June 2005, when Cyanco was informed that the customer would not renew the contract beyond 2005 for any of its requirements. Cyanco completed an impairment analysis of its intangible assets as of June 30, 2005 using projected discounted cash flows, eliminating all projected future cash flows from this customer subsequent to 2005. The result was an impairment loss recorded by Cyanco in the second quarter of 2005 of $536,000.

         In accordance with SFAS No. 144, Cyanco's impairment analysis included a review of the amortization method and period related to the remaining carrying value of its intangible assets at June 30, 2005. We concur that a change from using the straight-line amortization method to units-of-production amortization would be a change in accounting principle, not a change in estimate. The intent of Cyanco was to effect a change in estimate with regards to its amortization of the remaining carrying value of its customer related intangible assets through a change in the estimated remaining useful life of the customer related intangible assets, which we believe is a change in estimate as discussed in paragraphs 10 and 11 of APB 20. Cyanco will continue to use the straight-line amortization method. Beginning July 1, 2005, Cyanco will calculate the amortization of the carrying value of the customer relationships using the straight-line method over the revised estimated economic lives of the remaining FMC contracts. This change in estimate will result in estimated future amortization expense for intangible assets as follows:

                  Six months ending December 31, 2005         $ 586,000
                  Years ending December 31:
                              2006                              507,000
                              2007                              295,000
                                                         ---------------

                                                            $ 1,388,000
                                                         ===============

         This revised projected future amortization schedule will be included in the notes to the financial statements of Cyanco in future annual filings.

         In future filings, we will expand disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") to address the impact of the loss of this significant customer on the Company's equity in earnings of Cyanco and on the net income of the Company.

         Since the acquisition of the customer relationships from FMC in 2002, sales to this customer have accounted for 10-13% of Cyanco's total sales. Cyanco must replace these sales after 2005 with sales to new or existing customers or Cyanco's sales subsequent to 2005 will decrease accordingly. Since Cyanco will continue to supply the customer at current contract levels through the end of 2005, there will be no impact on the Company's equity in earnings of Cyanco and on the net income of the Company for 2005. The Company does not believe that the loss of this customer will have a material negative impact on the Company's equity in earnings of Cyanco and on net income reported by the Company in years subsequent to 2005 since a lower margin is currently realized on sales to this customer compared to other customers of Cyanco.

         We will expand our footnote disclosure and MD&A discussions in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 to disclose the uncertainties surrounding our significant assumptions on impairment and deferred tax valuation allowance matters. Attached as Exhibit A to this letter are excerpts from our June 30, 2005 Form 10-Q that contain these revised and expanded disclosures.

         In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

         o The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

         Please contact me directly at (801) 984-0228 should you have questions or need additional information.


Yours truly,


/s/Dennis P. Gauger

Dennis P. Gauger
Chief Financial Officer

                                   APPENDIX A
                 DISCLOSURES FROM QUARTERLY REPORT ON FORM 10-Q
                      FOR THE QUARTER ENDED JUNE 30, 2005


FOOTNOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.  INVESTMENT IN JOINT VENTURE
------------------------------------

         Cyanco Company ("Cyanco") is a 50/50 non-corporate joint venture between Winnemucca Chemicals, Inc., a wholly owned subsidiary of the Company, and Degussa Corporation, a wholly owned subsidiary of Degussa A.G., a German company ("Degussa"). Cyanco is engaged in the manufacture and sale of liquid sodium cyanide. The Company accounts for its investment in Cyanco using the equity method of accounting, with the book value of the investment recorded at an amount that approximates the balance of the Company's capital account as reported in the financial statements of Cyanco. Summarized financial information for Cyanco is as follows:

                                  Three Months Ended June 30          Six Months Ended June 30
                                 ------------------------------- ----------------------------------
                                   2005              2004             2005              2004
                                   ----              ----             ----              ----
Revenues                        $10,363,000        $8,592,000      $19,688,000       $16,712,000
Costs and expenses                9,231,000         6,610,000       17,168,000        13,002,000
Net income before taxes           1,132,000         1,982,000        2,520,000         3,710,000
Company's equity in earnings        566,000           991,000        1,260,000         1,855,000

         Cyanco reviews its long-lived assets, including customer relationships and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Cyanco assesses the recoverability of the long-lived assets by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts.

         In January 2005, Cyanco became aware that a significant customer was having discussions with a competitor of Cyanco regarding the purchase of sodium cyanide and might not extend its product supply contract with Cyanco for 100% of its requirements beyond December 31, 2005, the end of the current supply contract. Prior projections and impairment analysis had assumed the contract would be renewed for an additional three years and that Cyanco would continue to supply 100% of this customer's requirements through 2008.

         Cyanco completed an impairment analysis of its intangible assets as of December 31, 2004 using projected discounted cash flows from the acquired customer relationships, with factors adjusted for these events of January 2005 and assuming Cyanco would supply a portion of the customer's product through 2006, with no further sales in 2007 and 2008. The result was an impairment loss recorded by Cyanco in the fourth quarter of 2004 of $1,100,000. The Company's share of the impairment loss reduced the Company's equity in earnings of joint venture by $550,000 in the fourth quarter and year ended December 31, 2004.

         The reasons that Cyanco assumed it would supply a portion of the customer's product through at least 2006 included the following:

         o Discussions with the customer regarding renewal of the contract beyond 2005 for all or part of its supply needs were ongoing from January into June 2005.

         o In early 2005, the Texas-based facility that supplied a significant portion of the competitor's product announced a temporary shut down of the facility. Subsequently, the facility announced that it would terminate all supply contracts for sodium cyanide. Cyanco believed that the termination of this source of product to the competitor could have a material negative impact on the competitor's ability to supply product to its Nevada customers in 2005 and subsequent years and could raise customer concerns about the ability of the competitor to fully supply the customer's sodium cyanide requirements.

         In June 2005, Cyanco was informed that the customer would not renew the contract beyond 2005 for any of its requirements. Cyanco completed an impairment analysis of its intangible assets as of June 30, 2005 using projected discounted cash flows, eliminating all projected future cash flows from this customer subsequent to 2005. The result was an impairment loss recorded by Cyanco in the second quarter of 2005 of $536,000. The Company's share of the impairment loss reduced the Company's equity in earnings of the joint venture by $268,000 in the quarter ended June 30, 2005.

NOTE 6.  INCOME TAXES
---------------------

         The Company's corporate income tax returns filed in Canada for the years ended December 31, 1995 through 2001 are under audit by the Canada Customs and Revenue Agency ("CCRA"). This audit has been ongoing for the past four to five years without final resolution. The first phase of the audit has been completed, and the Company has been assessed additional income taxes based on positions taken by CCRA on certain matters that differ from positions taken by the Company.

         The Company, based on consultation with its professional tax advisors in Canada, believes that, in most instances, the facts and circumstances support the positions taken by the Company, and has filed with CCRA formal notices of objection for each year under audit, and has requested that the audit be moved to the appeals level. The timing of the commencement and ultimate completion of the appeals process is currently uncertain.

         The Company believes that amounts accrued and included in accounts payable and accrued expenses at December 31, 2004 and at June 30, 2005 will be adequate for the resolution of the audit by CCRA. However, there can be no assurance that such costs will not ultimately exceed the current estimate. During 2005, the Company made payments to CCRA totaling $562,000 related to the audit assessments.

         Deferred tax assets (liabilities) are comprised of the following:

                                                      June 30,   December 31,
                                                        2005        2004
                                                  ----------------------------
  Deferred tax assets:
     Foreign tax and other credit carryforwards     $  781,000   $ 1,343,000
     Income tax benefit of stock option exercise       241,000            -
     Other                                              10,000        10,000
     Less valuation allowance                         (781,000)   (1,343,000)
                                                  ----------------------------

                                                       251,000        10,000
  Deferred tax liabilities - depreciation and
     amortization                                   (2,595,000)   (2,595,000)
                                                  ----------------------------

                                                   $(2,344,000)  $(2,585,000)
                                                  ============================

         The deferred tax assets arising from foreign tax and other credit carryforwards relate primarily to the income tax amounts accrued for resolution of the audit by CCRA. The composition and expiration dates of these credit carryforwards are as follows:


                                                      June 30,    December 31,
                                                         2005        2004
                                                  ----------------------------

  Foreign tax credits                              $   711,000   $ 1,273,000
  Other tax credits                                     70,000        70,000
                                                  ----------------------------

  Total                                            $   781,000   $ 1,343,000
                                                  ============================


  Expiring in Years Ending
     December 31:
     2005                                          $        -    $   294,000
     2006                                              711,000       979,000
     2007                                                   -             -
     2008                                                   -             -
     After 2008                                         70,000        70,000
                                                  ----------------------------

  Total                                            $   781,000   $ 1,343,000
                                                  ============================

         The Company elected to claim foreign tax credits on its United States income tax returns based on the Canadian income tax amounts accrued for resolution of the audit by CCRA. However, due to uncertainties surrounding the realization of these foreign tax credits, including the final results of the audit by CCRA and the expiration dates of the credit carryforwards, the Company is currently unable to conclude that the realization of portions of the deferred tax assets meet the "more likely than not" criterion in paragraph 17.e of SFAS No. 109. Therefore, through June 30, 2005, the Company recorded a valuation allowance equal to 100% of the deferred tax assets resulting from foreign tax credits.

         During 2005, the IRS commenced an audit of the United States corporate income tax returns of the Company for the years ended December 31, 2001 through 2003. These audits have not been completed; however, discussions with the IRS indicate that foreign tax credit carryforwards reported on these returns relating to Canadian income tax amounts accrued for resolution of the audit by CCRA may not be allowed by the IRS until the payments are actually made to CCRA.

         As discussed above, the Company paid $562,000 to CCRA during 2005. As a result of these payments, the Company realized a portion of the deferred tax asset sufficient to offset all United States federal income taxes for the three months and six months ended June 30, 2005. During the remainder of 2005 and subsequent periods, the Company will realize further portions of the deferred tax asset associated with the foreign tax credit carryforwards to the extent that payments are made to CCRA, or in the event the IRS agrees with the Company's position on the use of foreign tax credit carryforwards that are based on amounts accrued. There can be no assurance that the Company will be successful in the audits of its United States corporate income tax returns or that the IRS will agree with the Company's position of claiming foreign tax credits based on amounts accrued.

         The provision for income taxes for the three months and six months ended June 30, 2005 is comprised of state income taxes.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Overview

         The operations reported in the condensed consolidated statements of income for the three and six months ended June 30, 2005 and June 30, 2004 consist primarily of the Company's proportionate share of the operating results from its 50% interest in Cyanco, a non-corporate joint venture engaged in the manufacture and sale of liquid sodium cyanide, management fee income from Cyanco, investment income earned on cash and cash equivalents and short-term investments, and corporate overhead, costs and expenses. Since the Company does not own more than 50% of Cyanco, and has determined that other factors requiring consolidation do not exist, the financial statements of Cyanco are not consolidated with the financial statements of the Company. Summarized financial information for Cyanco for the three and six months ended June 30, 2005 and June 30, 2004 is presented in Note 3 to the Company's condensed consolidated financial statements.

         Cyanco historically represented one of three sources of sodium cyanide for use in the mining industry in the western United States. The world market for briquette or dry-form sodium cyanide is dominated by E.I. DuPont Nemours ("DuPont"). Historically, Cyanco competed with DuPont and also with FMC Corporation ("FMC"), which marketed and delivered liquid sodium cyanide in the same geographic area as Cyanco.

                  Effective April 1, 2002, Cyanco purchased the commercial and certain distribution assets related to FMC's sodium cyanide business. As a result of this transaction, FMC exited the business, ending its role as a supplier of sodium cyanide to the Nevada gold mining industry. Cyanco assumed FMC's on-going contractual obligations under its existing sodium cyanide contracts and began supplying these customers in April 2002. As a consequence, DuPont is the sole competitor of Cyanco in supplying sodium cyanide to the mining industry in the western United States.

         Cyanco's business is characterized by reliance on the mining industry, competitive demands, dependence on a relatively small number of customers, fluctuating market prices for energy and raw materials, and increases in the cost of labor. Cyanco competes with DuPont to supply sodium cyanide to the Nevada gold mining industry. The Company believes that the important competitive factors in the sodium cyanide market are location, service, quality and price. Cyanco delivers product to its customers pursuant to supply contracts, which vary in length. Cyanco must meet competitive demands in order for its customers to renew product supply contracts as they expire, and has been able to achieve results by being creative and service-oriented and offering competitive prices.

         All of the Company's sales occur within the western United States. Since most of Cyanco's cyanide customers are large mining companies, the number of companies it services is relatively small compared to those of a wholesale distribution or retail business. During 2004, Cyanco had sales to three customers representing 39%, 36% and 12% of total sales. A loss of one or more of these customers could adversely affect future sales, and may have a material adverse effect on the Company's results of operations. Such a loss can occur either from the customer switching to another source or from the customer electing to close or suspend a mining operation. However, such losses of customers due to mine closures are not currently expected to occur, since these customers have lower than average operating costs to produce gold, which should allow them to continue producing gold in periods of fluctuating market prices of gold.

Critical Accounting Policies

         The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts in the Company's consolidated financial statements. The Company's significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements of Nevada Chemicals, Inc., included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, and, to a lesser extent, in the Notes to Condensed Consolidated Financial Statements included in this Quarterly Report on Form 10-Q. Summarized below are our critical accounting policies:

         Our critical accounting policies include the following:

         o    Investment in Cyanco
         o    Short-Term Investments
         o    Accounting for Income Taxes

         Investment in Cyanco - As previously discussed, the Company does not own more than 50% of Cyanco, and as a result, the financial statements of Cyanco are not consolidated with the financial statements of the Company. The Company accounts for its investment in Cyanco using the equity method of accounting. Equity in earnings of Cyanco is based on the Company's 50% ownership in Cyanco and is calculated and recognized at the end of each month. Management fees from Cyanco are recognized monthly and are calculated as a percentage of Cyanco revenues based on the joint venture agreement.

         The determination of useful lives and depreciation and amortization methods utilized by Cyanco for its property and equipment and intangible assets are considered critical accounting estimates. Cyanco management uses its judgment to estimate the useful lives of long-lived assets, taking into consideration historical experience, engineering estimates, industry information and other factors. Inherent in these estimates of useful lives is the assumption that periodic maintenance will be performed and there will be an appropriate level of annual capital expenditures.. Without on-going capital improvements and maintenance, productivity and cost efficiency declines and the useful lives of assets would be shorter.

                  Cyanco reviews its long-lived assets, including customer relationships and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Cyanco assesses the recoverability of the long-lived assets by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts, using the following impairment indicators:

         Contract price per pound of product delivered
         Projected number of pounds of product to be delivered
         Projected life of the contract, including reasonable assumptions for renewals beyond the initial contract period
         Projected costs of raw materials
         Projected reductions in cash flows for revenue sharing obligation

         If the carrying amount of the asset exceeds the estimated undiscounted cash flows, the amount of impairment loss is calculated based on the excess of the carrying amount over the estimated fair value of those assets, calculated using the discounted cash flows expected during the remaining useful life.

         Short-Term Investments - The Company's current assets at June 30, 2005 were comprised primarily of cash and cash equivalents of $16,474,000. Investments with scheduled original maturities of three months or less are recorded as cash equivalents. Investments with scheduled original maturities of greater than three months but not greater than one year are recorded as short-term investments. The Company had no short-term investments meeting this criterion at June 30, 2005. Short-term investments are recorded at fair value with net unrealized gains or losses reported in stockholders' equity. Realized gains and losses are included in the consolidated statements of operations. Changes in market rates will affect interest earned on these instruments, and potentially the carrying value of the investments.

         Deferred Income Taxes - As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current income tax exposure together with assessing temporary differences resulting from differing treatment of items for income tax and financial accounting purposes. These temporary differences result in deferred tax assets and liabilities, the net amount of which is included in the Company's consolidated balance sheet. When appropriate, the Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. Key assumptions used in estimating a valuation allowance include potential future taxable income, projected income tax rates, expiration dates of foreign and other tax credit carryforwards, anticipated results of tax audits, and ongoing prudent and feasible tax planning strategies. At December 31, 2004 and June 30, 2005, the Company had reduced its deferred tax assets by recording a valuation allowance of $1,343,000 and $781,000, respectively. If the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to reduce the valuation allowance would increase income in the period such determination was made. Similarly, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to increase the valuation allowance would be charged to income in the period such determination was made.

Results of Operations

Impairment of Long-Lived Assets
-------------------------------

         In the acquisition of the FMC assets, Cyanco allocated $4,500,000 to customer relationships and other related intangible assets. In January 2005, Cyanco became aware that a significant customer was having discussions with a competitor of Cyanco regarding the purchase of sodium cyanide and might not extend its product supply contract with Cyanco for 100% of its requirements beyond December 31, 2005, the end of the current supply contract. Prior projections and impairment analysis had assumed the contract would be renewed for an additional three years, and that Cyanco would continue to supply 100 % of this customer's requirements through 2008.

         Cyanco completed an impairment analysis of its intangible assets as of December 31, 2004 using projected discounted cash flows from the acquired customer relationships, with factors adjusted for these events of January 2005 and assuming Cyanco would supply a portion of the customer's product through 2008. The result was an impairment loss recorded by Cyanco in the fourth quarter of 2004 of $1,100,000. The Company's share of the impairment loss reduced the Company's equity in earnings of joint venture by $550,000 in the fourth quarter and year ended December 31, 2004.

         The reasons that Cyanco assumed it would supply a portion of the customer's product through 2008 included the following:

         o Discussions with the customer regarding renewal of the contract beyond 2005 for all or part of its supply needs were ongoing from January into June 2005.

         o In early 2005, the Texas-based facility that supplied a significant portion of the competitor's product announced a temporary shut down of the facility. Subsequently, the facility announced that it would terminate all supply contracts for sodium cyanide. Cyanco believed that the termination of this source of product to the competitor could have a material negative impact on the competitor's ability to supply product to its Nevada customers in 2005 and subsequent years and could raise customer concerns about the ability of the competitor to fully supply the customer's sodium cyanide requirements.

         In June 2005, Cyanco was informed that the customer would not renew the contract beyond 2005 for any of its requirements. Cyanco completed an impairment analysis of its intangible assets as of June 30, 2005 using projected discounted cash flows, eliminating all projected future cash flows from this customer subsequent to 2005. The result was an impairment loss recorded by Cyanco in the second quarter of 2005 of $536,000. The Company's share of the impairment loss reduced the Company's equity in earnings of joint venture by $268,000 in the quarter ended June 30, 2005.

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

         Since the acquisition of the customer relationships from FMC in 2002, sales to this customer accounted for 10-13% of Cyanco's total sales. Cyanco must replace these sales after 2005 with sales to new or existing customers or Cyanco's sales subsequent to 2005 will decrease accordingly. Since Cyanco will continue to supply the customer at current contract levels through the end of 2005, there will be no impact on the Company's equity in earnings of Cyanco and on the net income of the Company for 2005. Despite the negative impact on revenues, the Company does not believe that the loss of this customer will have a material negative impact on the Company's equity in earnings of Cyanco and on net income reported by the Company in years subsequent to 2005 since a lower margin is currently realized on sales to this customer as compared to other customers of Cyanco.

Income Taxes
------------

         The Company's corporate income tax returns filed in Canada for the years ended December 31, 1995 through 2001 are under audit by the Canada Customs and Revenue Agency ("CCRA"). This audit has been ongoing for the past four to five years without final resolution. The first phase of the audit has been completed, and the Company has been assessed additional income taxes based on positions taken by CCRA on certain matters that differ from positions taken by the Company.

         The Company, based on consultation with its professional tax advisors in Canada, believes that, in most instances, the facts and circumstances support the positions taken by the Company, and has filed with CCRA formal notices of objection for each year under audit, and has requested that the audit be moved to the appeals level. The timing of the commencement and ultimate completion of the appeals process is currently uncertain.

         The Company believes the amounts that it has accrued and included in its consolidated financial statements under accounts payable and accrued expenses at December 31, 2004 and at June 30, 2005 will be adequate for the resolution of the audit by CCRA. However, there can be no assurance that such costs will not ultimately exceed the current estimate. During 2005, the Company made payments to CCRA totaling $562,000 related to the audit assessments.

         The deferred tax assets arising from foreign tax and other credit carryforwards relate primarily to the income tax amounts accrued for resolution of the audit by CCRA. The Company has elected to claim foreign tax credits on its United States income tax returns based on the Canadian income tax amounts accrued for resolution of the audit by CCRA. However, due to uncertainties surrounding the realization of these foreign tax credits, the Company is currently unable to conclude that the realization of portions of the deferred tax assets meet the "more likely than not" criterion in paragraph 17.e of SFAS No. 109. Therefore, through June 30, 2005, the Company recorded a valuation allowance equal to 100% of the deferred tax assets resulting from foreign tax credits.

         During 2005, the IRS commenced an audit of the United States corporate income tax returns of the Company for the years ended December 31, 2001 through 2003. These audits have not been completed as of the date of this letter; however, discussions with the IRS indicate that foreign tax credit carryforwards reported on these returns relating to Canadian income tax amounts accrued for resolution of the audit by CCRA may not be allowed by the IRS until the payments are actually made to CCRA.

         As discussed above, the Company has paid $562,000 to CCRA during 2005. As a result of these payments, the Company realized a portion of the deferred tax asset sufficient to offset all United States federal income taxes for the three and six months ended June 30, 2005. During the remainder of 2005 and subsequent periods, the Company will realize further portions of the deferred tax asset associated with the foreign tax credit carryforwards to the extent that it makes payments to CCRA, or in the event the IRS agrees with the Company's position on the use of accrued foreign tax credit carryforwards. There can be no assurance that the Company will be successful in the audits of its United States corporate income tax returns and that the IRS will agree with the Company's position of claiming foreign tax credits based on amounts accrued.

         The Company did not record a provision for federal income taxes in the three and six- month periods ended June 30, 2005 due to the realization of foreign tax credit carryforwards discussed above. The provision for income taxes of $3,000 in the three and six months ended June 30, 2005 consists of state income taxes. The Company used an estimated income tax rate of 35% in the three months and six months ended June 30, 2004. The Company believes that sufficient tax credit carryforwards will be realized in the current year to offset substantially all federal income taxes. Therefore, the Company projects that little or no provision for income taxes will be recorded by the Company for the year ending December 31, 2005.



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